FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 3, 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 3, 2014, announcing the launch of the IPSTAR service to enhance broadband connectivity across the Asia-Pacific region.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 3, 2014	By:	/s/ Alon Levy
Alon Levy
VP General Counsel

THAICOM Launches Fast Internet Connectivity Service, Powered
by Gilat Satellite Equipment

 - THAICOM-4 (IPSTAR) HTS provides high-performance broadband connectivity to Asia-
Pacific with Gilat’s SkyEdge II-c VSAT Platform -

PETAH TIKVA, Israel, February 3, 2014-- Gilat Satellite Networks Ltd. (Nasdaq:GILT), a worldwide leader in satellite networking technology, solutions and services, and THAICOM Public Company Limited (SET BKK: THCOM), Asia’s leading satellite operator, announced today the launch of the IPSTAR service to enhance broadband connectivity across the Asia-Pacific region.

This service launch represents the next stage of the cooperation agreement signed several months ago to provide customers across the Asia-Pacific region with an integrated solution comprising Gilat’s SkyEdge II-c VSAT satellite ground equipment and Thaicom4’s (IPSTAR) high throughput satellite (HTS).

To unveil the combined offering, Gilat and THAICOM will be conducting seminars in Jakarta, Indonesia in February, where they will demonstrate how the service greatly improves Internet connectivity in the region.

“In only a very short time, we’ve been able to implement this new service, which will provide our customers with faster satellite Internet connectivity than they’ve ever experienced before,”  said Ms. Suphajee Suthumpun, Chairman of the Executive Committee and CEO of THAICOM. “We look forward to replicating the success we’ve achieved collaborating with Gilat in previous ventures, such as the National Broadband Network (NBN) project in Australia.“

The cooperation between the two companies reflects THAICOM’s ongoing Open Access Platform (OAP) strategy to provide technology equipment vendor’s access to Thaicom 4’s HTS, enabling them to fulfill customer requirements for wider variety and increased flexibility.

“We are pleased with the ongoing cooperation with THAICOM,” said Erez Antebi, CEO of Gilat Satellite Networks. “Gilat views this partnership as a key factor for growing its Asia-Pacific business. The cooperative endeavor, combining Gilat’s SkyEdge II-c platform with IPSTAR capacity, will provide our customers with an enriched broadband satellite service experience.”

About THAICOM
THAICOM Public Company Limited, a leading Asian satellite operator, was established in 1991.  The Company was the first to launch a broadband satellite in the world, and is a leader in developing integrated solutions for satellite broadcast and broadband services.  The Company’s engineering teams provide leading-edge innovative solutions for satellite-based telecommunications services. Since its establishment the Company has launched six satellites, with three satellites in operation: Thaicom 4

(IPSTAR) is the Company’s broadband satellite which provides a variety of broadband and data services, including mobile backhaul, mobility, government USO support, content delivery, business continuity and emergency services, as well as broadband internet services to 14 countries throughout Asia Pacific; Thaicom 5 is a ‘hotbird’ satellite positioned at 78.5 degrees East, and carries more than 600 television channels for broadcast across Asia Pacific; Thaicom 6 is collocated with Thaicom 5 at 78.5 degrees East to expand the Company’s broadcast carrying capacity.  Thaicom 7, a future satellite, will be launched to the 120 degrees East orbital slot later in 2014.

THAICOM is traded on the Stock Exchange of Thailand (SET) under the trade symbol “THCOM”

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks
+1 516 478 9697
davidle@gilat.com